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                                                                      EXHIBIT 20

(HCA LETTERHEAD)

                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT:                                              MEDIA CONTACT:
Mark Kimbrough                                                 Jeff Prescott
(615) 344-2688                                                 (615) 344-5708


    HCA REACHES UNDERSTANDING WITH CENTERS FOR MEDICARE AND MEDICAID SERVICES

NASHVILLE, TN., MARCH 28, 2002 - HCA (NYSE: HCA) today announced that it has reached an understanding with the Centers for Medicare and Medicaid Services
(CMS) to resolve all Medicare cost report, home office cost statement, and appeal issues between HCA and CMS. The understanding provides that HCA would pay CMS $250 million with respect to these matters. The resolution is subject to approval by the Department of Justice (DOJ), which has not yet been obtained, and execution of a definitive written agreement.

The CMS understanding does not include resolution of the outstanding civil issues with DOJ and relators with respect to cost reports and physician relations.

"This is an important step toward moving the company back into a normal cycle of reporting and payment with CMS," said Jack Bovender, HCA Chairman and Chief Executive Officer. "At the same time, we are continuing to work to resolve the remaining issues with the Department of Justice."

The CMS understanding was reached as a means to resolve all outstanding appeals and more than 2,600 HCA cost reports for cost report periods from 1993 through periods ending on or before July 31, 2001, many of which CMS had yet to audit. The understanding would resolve the net difference between what HCA would likely owe CMS and what CMS would likely owe HCA had these audits been conducted and various appeals been pursued.

The understanding resulted in HCA recording a pretax charge of $260 million ($165 million net of tax), or $0.30 per diluted share. The net after-tax cash effect on HCA is estimated to be approximately $10 million after considering the deferred tax benefit resulting from the resolution of related Medicare receivables. The financial effect of this understanding has been recorded in the consolidated income statement for the year ended December 31, 2001.


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This press release contains forward-looking statements based on management's current expectations. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those anticipated in the forward looking statements, including (1) the ability to enter into definitive written agreements with regard to, and to consummate, the understanding with CMS, (2) approval of the understanding by the DOJ, (3) any examination by the Internal Revenue Service of the tax treatment of the settlement amounts and any related adjustments, (4) and other factors detailed from time to time in the company's filings with the Securities and Exchange Commission. Many of the factors that will determine the impact of the announced understanding are beyond the ability of the company to control or predict.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "company" and "HCA" as used throughout this press release refer to HCA Inc. and its affiliated entities.